November 1, 2013

J. P. Morgan Mutual Fund Investment Trust

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc., JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A through October 31, 2014. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses not incurred in the ordinary course of the Fund’s business and expenses related to the J.P. Morgan Funds’ Board of Trustees’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filings its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

JPMorgan Funds Management, Inc.

JPMorgan Distribution Services, Inc.

By:

Accepted by:
J. P. Morgan Mutual Fund Investment Trust

By:

JPMMFIT Fee Waiver Agreement

SCHEDULE A

Fund Name	Share Class	Expense Cap	Expense Cap Period End
JPMorgan Growth Advantage Fund	Class A	1.25%	October 31, 2014
	Class B	1.75%	October 31, 2014
	Class C	1.75%	October 31, 2014
	Select	1.10%	October 31, 2014
	Class R5	0.90%	October 31, 2014